New York City Key Market

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN NEW YORK CITY
In 2021 Dollars, Since Inception*

74 Projects	$1.9B HIT Investment Amount	$8.0M Building America NMTC Allocation	$4.8B Total Development Cost	44,226 Housing Units Created or Preserved (92% affordable)
$5.7B	26.2M	29,358	$2.7B	$370.0M
Total Economic Impact	Hours of Union Construction Work	Jobs Across Industries	Total Wages and Benefits	State and Local Tax Revenue Generated

*Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is since inception, current as of September 30, 2022. Economic impact data is in 2021 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing.